The Flex-funds®

6125 Memorial Drive, P.O. Box 7177
Dublin, Ohio 43017 Toll Free 866-633-3371
Fax 614-766-6669 | www.meederfinancial.com

The Flex-funds®

1st Quarter 2010 Report Card

Average Annual Total Returns as of 3/31/10

The Flex-funds®	YTD	1 year	5 years	10 years	Since Inception	Net Expense Ratio**	Gross Expense Ratio***	Cusip	Ticker
The Muirfield Fund®[1]	5.21%	34.07%	2.12%	-0.64%	7.08%	1.43%	1.66%	339370603	FLMFX
The Defensive Balanced Fund[2]	4.01%	24.30%	-	-	0.13%	1.54%	1.72%	339370843	FLDFX
The Aggressive Growth Fund[3]	5.08%	52.10%	2.16%	-2.07%	-2.92%	1.54%	1.82%	339370868	FLAGX
The Dynamic Growth Fund[4]	5.38%	48.85%	1.88%	-1.24%	-1.48%	1.37%	1.63%	339370876	FLDGX
The Strategic Growth Fund[5]	6.16%	59.93%	-	-	-1.69%	1.54%	1.80%	339370835	FLFGX
The Total Return Utilities Fund[6]	1.95%	43.49%	5.67%	2.08%	7.41%	2.00%	2.20%	339370884	FLRUX
The Quantex Fund™[7]	11.53%	114.49%	6.23%	0.17%	6.91%	1.79%	2.39%	339370207	FLCGX
The Money Market Fund - Retail*[8]	0.06%	0.42%	3.06%	2.81%	4.70%	0.55%	0.84%	339370504	FFMXX
Current & Effective Yields		**7-day Compound: 0.20%; 7-day Simple: 0.20%**							
The Money Market Fund - Institutional*[9]	0.08%	0.52%	3.19%	-	3.14%	0.43%	0.67%	339370850	FFIXX
Current & Effective Yields		**7-day Compound: 0.28%; 7-day Simple: 0.28%**							
The U.S. Government Bond Fund[10]	1.40%	3.44%	4.28%	3.30%	5.50%	0.99%	1.49%	339370405	FLXBX

Indices	YTD	1 year	5 years	10 years
S&P 500 Index	5.39%	49.77%	1.92%	-0.65%
Blended Index****	3.28%	27.93%	2.61%	1.00%
NASDAQ Composite Index	5.91%	58.36%	4.60%	-5.65%
Russell 2000 Index	8.85%	62.77%	3.39%	3.72%
S&P 400 Midcap Index	9.09%	64.07%	5.17%	6.01%
Russell 3000 Utilities	-2.94%	19.23%	2.79%	-3.96%
Barclays Capital Intermediate Gov't Credit Index	1.54%	6.91%	5.16%	5.93%

To obtain a prospectus containing more complete information about The Flex-funds®, including fees and other expenses that apply to a continued investment in the Funds, you may call The Flex-funds® at Toll Free (800)325-3539, visit us online at www.flexfunds.com, or write P.O. Box 7177, Dublin OH 43017. Please read the prospectus carefully for investment objectives, risk & expense information before investing. Past performance does not guarantee future results. All performance figures represent total returns and average annual total returns for the periods ended March 31, 2010, and assumes reinvestment of all dividend and capital gain distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Management fees were waived and/or expenses reimbursed in order to reduce the operating expenses of the Funds during all periods shown above. All expense waivers for the Funds are voluntary and may be terminated at any time, except for The Quantex Fund ™. The management fee waiver for The Quantex Fund ™ is contractual and may be terminated annually by the adviser on its renewal date. Source for index data: Bloomberg. *An investment in The Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although The Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. Yield quotations more closely reflect the current earnings of The Money Market Fund than do total return quotations. The current performance may be lower or higher than the performance data quoted. ** The Net Expense Ratios are percentages of the Funds' average net assets as they are shown in the most current Funds' Prospectus. The Net Expense Ratio includes all waivers, reimbursements and expenses paid indirectly. *** The Gross Expense Ratios are percentages of the Funds' average net assets as they are shown in the most current Funds' Prospectus. ****The Blended Index is comprised of 60% of the S&P 500 Index and 40% of the average 90-day U.S. Treasury bill. [1]Inception Date: 8/10/88. [2]Inception Date 1/31/06. [3]Inception Date: 2/29/00. [4]Inception Date: 2/29/00. [5]Inception Date: 1/31/06. [6]Inception Date: 6/21/95. [7]Inception Date: 3/20/85. [8]Inception Date: 3/27/85. [9]Inception Date: 12/28/04. [10]Inception Date: 5/7/85.

Meeder Financial

The Flex-funds®

Investment Solutions Since 1974.

Meeder Financial was established in 1974 as an investment management firm that worked with individual investors and small retirement plans. Today, Meeder Financial has grown and now manages or advises over $6 billion in assets. Working through Financial Advisors, Meeder serves the needs of individual investors as well as corporate and institutional investors through retirement plans, private account management, variable annuity overlay management, and through our family of mutual funds, The Flex-funds®.

The Flex-funds® include both traditional mutual funds that invest in individual securities and fund-of-funds based mutual funds which invest in other mutual funds. Meeder Financial is a pioneer in fund-of-funds mutual fund management having established our first fund in 1982. The Flex-funds® family of mutual funds uses quantitative and qualitative investment processes and employ the tactical and strategic investment methodologies we have used to assist investors since 1974. The various funds within The Flex-funds® are designed to help meet the needs of investors whose risk tolerance may range from conservative to aggressive and who have either a short or long-term investment horizon.

Meeder Financial

- Established in 1974
- Currently manage or advise $6 billion in assets
- A pioneer in fund-of-funds portfolio management
- Funds to meet conservative to aggressive investor needs
- Investment services and products developed to assist Financial Advisors and their clients


High
Risk Tolerance
Low
The Flex-funds®
The Quantex Fund™
The Aggressive Growth
The Dynamic Growth Fund
The Strategic Growth Fund
The Total Return Utilities Fund
The Muirfield Fund®
The Defensive Balanced Fund
The U.S. Government Bond Fund
The Money Market Fund
Fixed-Income
Defensive Growth
Growth
Aggressive Growth
Short-Term
Time Horizon
Long-Term

Depending on your risk tolerance and time horizon, you and your Financial Advisor can determine the Fund(s) that best suit your individual investment needs. Meeder Financial employs a variety of strategies to fill the needs of most investors including Fixed-Income, Defensive Investing, Growth, and Aggressive Growth strategies, some of which date back to1974. The following is a brief description and summary of each Fund's investment strategy. Be sure to read the prospectus carefully and consult with your Financial Advisor before investing.

Key Investment Terms

Defensive Investing

Our Defensive Investing discipline, utilized in our Defensive Growth and Defensive Fixed-Income Portfolios, is designed to seek out the best opportunities for returns in the financial markets while managing the inherent risks of investing. Defensive Investing does not predict bull or bear markets, but responds to changes in the risk/reward relationships of the financial markets and seeks to safeguard an investor's portfolio from bear market losses.

Tactical Asset Allocation

Our Tactical Asset Allocation discipline is an active portfolio management strategy that adjusts a portfolio's asset allocation based on short to intermediate term market forecasts. Its objective is to systematically exploit inefficiencies or temporary imbalances among different asset classes, including large-, mid- and small-cap stocks, growth versus value, and individual market sectors.

Strategic Asset Allocation

Strategic Asset Allocation is the process of maintaining a predetermined mix of asset classes within a portfolio (such as large-cap, small-cap, international, and fixed-income). The investment mix is rebalanced regularly to ensure a steady exposure to each asset class. By holding a diversified mix of asset classes, portfolio risk is reduced while attempting to maximize potential return.

The Fund Line-Up

Fund Name	Holdings	Allocation	Risk Level
The Quantex Fund™	Individual Stocks	Strategic	 Conservative Aggressive
The Aggressive Growth Fund	Fund-of-Funds	Tactical	 Conservative Aggressive
The Strategic Growth Fund	Fund-of-Funds	Strategic	 Conservative Aggressive
The Dynamic Growth Fund	Fund-of-Funds	Tactical	 Conservative Aggressive
The Total Return Utilities Fund	Individual Stocks	Tactical	 Conservative Aggressive
The Muirfield Fund®	Fund-of-Funds	Tactical	 Conservative Aggressive
The Defensive Balanced Fund	Fund-of-Funds	Tactical	 Conservative Aggressive
The U.S. Government Bond Fund	U.S. Government Securities	Tactical	 Conservative Aggressive
The Money Market Fund	Short-Term Instruments	Tactical	 Conservative Aggressive

Quantitative Analysis
Quantitative Analysis is the process of determining an investment's value by using objective and measurable factors such as the level and direction of interest rates, relative market valuations, and various technical indicators.

Qualitative Analysis
Qualitative Analysis is the process of determining an investment's value by using subjective measurement to evaluate non-quantifiable information such as management expertise, style consistency, overall economic conditions, and market cycles.

Quantitative and qualitative analysis are often used together because qualitative analysis increases the insight into the investments being examined.

For More Information

For more information on The Flex-funds® family of mutual funds, please contact your Financial Advisor.

To obtain a prospectus containing more information about The Flex-funds®, including other fees and expenses that apply to a continued investment in the Funds, ask your Financial Advisor, call (800)325-3539, visit www.flexfunds.com, or write to P.O. Box 7177, Dublin, OH 43017. Please read the prospectus carefully before investing.

The Quantex Fund™

This Fund seeks growth of capital over a long-term horizon through investments in common stocks selected through a quantitative process identifying companies that fall into two categories: 1) Fallen Angels – companies that have declined in value but are poised for a possible rebound; and 2) Rising Stars – smaller companies that may be on the verge of becoming mid- to large-cap companies.

The Aggressive Growth Fund

This fund-of-funds mutual fund invests for long-term growth and capital appreciation by investing in those areas of the market Meeder believes are demonstrating relative strength and relative value. This Fund may invest in various market capitalizations, value or growth stocks as well as specific sectors Meeder believes are demonstrating value relative to the overall market.

The Strategic Growth Fund

As the name implies, this strategic fund-of-funds mutual fund seeks growth of capital by investing in a targeted allocation of U.S. and international (including emerging markets) stocks as well as real estate and commodity-based equities. This is an actively managed fund that uses quantitative and qualitative processes to select the funds appropriate for each asset class.

The Dynamic Growth Fund

This strategic fund-of-funds mutual fund invests for growth of capital by investing through a quantitative model which identifies those areas of the stock market that have the most attractive prospects for growth in the current market. The Fund may invest in value or growth stocks of various capitalizations as well as specific sectors.

The Total Return Utilities Fund

This fund seeks current income and capital appreciation by investing in equity securities of domestic and foreign utility companies, their suppliers, and other infrastructure companies. Companies are evaluated on fundamental criteria of financial strength and seeks those that show the most attractive prospects for increased dividend payments.

The Muirfield Fund®

This fund-of-funds mutual fund seeks growth of capital by employing our Defensive Investing discipline which Meeder Financial developed in 1974. This strategy uses a quantitative model which examines interest rates as well as fundamental and technical data to determine if the stock market is in a low risk or high risk environment. The Fund is designed for growth oriented investors looking to minimize volatility.

The Defensive Balanced Fund

This fund-of-funds mutual fund seeks income and growth of capital by combining three of our strategies (40% Defensive Growth, 30% Defensive Fixed-Income, and 30% Growth) into one mutual fund. This Fund is designed for investors who are seeking income and long-term growth potential while minimizing volatility.

The U.S. Government Bond Fund

This fund seeks to maximize current income primarily through investments in U.S. Government securities or securities of related agencies that are guaranteed by the U.S. Government. This Fund is for conservative or risk-averse investors seeking active management that offers less volatility.

The Money Market Fund

This fund seeks to provide current income while maintaining a stable share price of $1.00. One of the top performing general purpose money market funds for more than 25 years this Fund has consistently been recognized as a top yielding fund by iMoneyNet, Inc., a leading money market fund ranking organization.

Meeder Financial

6125 Memorial Drive, P.O. Box 7177
Dublin, Ohio 43017 Toll Free 866-633-3371
Fax 614-766-6669 | www.meederfinancial.com

Meeder Financial

Meeder Asset Management

Investment Solutions Since 1974.

Meeder Financial was established in 1974 as an investment management firm that worked primarily with individual investors and small retirement plans. Today, the Company has grown to manage or advise over $6 billion in assets. Working through Financial Advisors, Meeder serves the needs of individual investors as well as corporate and institutional investors through retirement plans, private account management, variable annuity overlay management, The Flex-funds® family of mutual funds, and our Asset Management Portfolios.

Meeder Asset Management Portfolios is a set of four portfolios managed based on the investor's risk tolerance and investment objectives as determined by the investor and their Financial Advisor. These portfolios range from moderately conservative to more aggressive to serve a wide range of investor objectives. Consisting of Meeder's proprietary family of mutual funds, The Flex-funds®, and non-proprietary mutual funds, these portfolios combine different strategies and asset classes to provide diversified investment solutions.

Meeder Financial

- Established in 1974
- Currently manage or advise $6 billion in assets
- A pioneer in fund-of-funds portfolio management
- Portfolios to meet moderately conservative to more aggressive investor needs
- Investment services and products developed to assist Financial Advisors and their clients

Meeder Asset Management Portfolios



High
RETURN
Low
Growth
Moderate Growth
Balanced
Conservative
Defensive Fixed-Income
Defensive Growth
Growth
Low
RISK
High

"We analyze mutual funds the way mutual fund portfolio mana

Key Investment Terms

Defensive Investing

Our Defensive Investing discipline, utilized in our Defensive Growth and Defensive Fixed-Income Portfolios, is designed to seek out the best opportunities for returns in the financial markets while managing the inherent risks of investing. Defensive Investing does not predict bull or bear markets, but responds to changes in the risk/reward relationships of the financial markets and seeks to safeguard an investor's portfolio from bear market losses.

Tactical Asset Allocation

Our Tactical Asset Allocation discipline is an active portfolio management strategy that adjusts a portfolio's asset allocation based on short to intermediate term market forecasts. Its objective is to systematically exploit inefficiencies or temporary imbalances among different asset classes, including large-, mid- and small-cap stocks, growth versus value, and individual market sectors.

Strategic Asset Allocation

Strategic Asset Allocation is the process of maintaining a predetermined mix of asset classes within a portfolio (such as large-cap, small-cap, international, and fixed-income). The investment mix is rebalanced regularly to ensure a steady exposure to each asset class. By holding a diversified mix of asset classes, portfolio risk is reduced while attempting to maximize potential return.

Portfolio Line-Up

Investment Strategy

Portfolio Solution	Conservative	Balanced	Moderate Growth	Growth
Defensive Fixed-Income	50%	30%	0%	0%
Defensive Growth	50%	70%	100%	0%
Growth	0%	0%	0%	100%
Risk Profile	 Conservative Aggressive	 Conservative Aggressive	 Conservative Aggressive	 Conservative Aggressive

nagers analyze stocks." Dale Smith, Chief Investment Officer Meeder Financial

Quantitative Analysis
Quantitative Analysis is the process of determining an investment's value by using objective and measurable factors such as the level and direction of interest rates, relative market valuations, and various technical indicators.

Qualitative Analysis
Qualitative Analysis is the process of determining an investment's value by using subjective measurement to evaluate non-quantifiable information such as management expertise, style consistency, overall economic conditions, and market cycles.

Quantitative and qualitative analysis are often used together because qualitative analysis increases the insight into the investments being examined.

For More Information

For more information on the Meeder Asset Management Portfolios and The Flex-funds® family of mutual funds, please contact your Financial Advisor.

To obtain a prospectus containing more information about The Flex-funds®, including other fees and expenses that apply to a continued investment in the Funds, ask your Financial Advisor, call (800)325-3539, visit www.flexfunds.com, or write to P.O. Box 7177, Dublin, OH 43017. Please read the prospectus carefully before investing.

Portfolio Descriptions

Conservative
Using a blend of 50% of our Defensive Fixed-Income and 50% of our Defensive Growth strategies, this portfolio seeks to provide investment gains from the stock and bond markets for investors who are seeking income and long-term growth potential while minimizing volatility.

Balanced
This portfolio seeks both long-term capital growth and current income for investors who are conservative but have some tolerance for risk using 30% of our Defensive Fixed-Income and 70% of our Defensive Growth strategies.

Moderate Growth
This actively managed portfolio employs 100% of our Defensive Growth strategy developed in 1974. This portfolio seeks growth of capital for growth oriented investors looking to minimize volatility.

Growth
Using our Growth strategy, this portfolio seeks growth of capital over a long-term time horizon with a goal to outperform the broad stock market over a complete market cycle while remaining fully invested in equities at all times. This portfolio is for investors who have a high tolerance for risk as well as a long-term time horizon.

Meeder Investment Process

Meeder Financial builds portfolios using both quantitative and qualitative evaluation methods and employs both strategic and tactical allocation strategies in an attempt to maximize return while minimizing risk. To this end, Meeder evaluates three main areas in the investment process.

- Risk Assessment – For our Defensive Portfolios, we evaluate the risk/reward relationship of the financial markets by examining interest rate factors, market valuation and fundamental factors, as well as various technical indicators. The result of this analysis allows us to determine the appropriate mix of stocks, bonds, and cash equivalent investments.

- Theme Selection – By examining factors such as interest rates and other fundamental and momentum indicators, we develop our investment theme. This includes determining which areas of the market to over or underweight (i.e. individual market sectors, value versus growth, domestic versus international, large-cap versus small-cap).

- Security Selection – Once the theme has been determined, our Fund Selection model uses additional quantitative data to determine which funds are best suited to the current market climate. Using our extensive experience evaluating mutual funds, we then apply a qualitative overlay, including an in-depth due diligence process to determine the appropriateness of a given fund.

The result of this process is a diversified portfolio aligned with an investor's objectives and risk tolerance as well as the current market environment using mutual funds whose managers are experts in their respective disciplines.

Depending on your objectives, risk tolerance, and time horizon, you and your Financial Advisor can determine which Meeder Asset Management Portfolio best suits your individual investment needs. Meeder Financial employs Defensive Investing strategies, which date back to 1974, as well as Growth strategies to fill the needs of most investors.

Meeder Financial

6125 Memorial Drive, P.O. Box 7177
Dublin, Ohio 43017 Toll Free 866-633-3371
Fax 614-766-6669 | www.meederfinancial.com